EXHIBIT 23.2
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectuses of Continental Airlines, Inc. for the registration of Debt Securities, Class B Common Stock, Preferred Stock, Stock Purchase Contracts, Stock Purchase Units, Depositary Shares, Warrants, Subscription Rights and Pass Through Certificates and to the incorporation by reference therein of our report dated August 30, 2005, except for the effects of the reorganization discussed in Note 5 to the consolidated financial statements, as to which the date is November 25, 2005, with respect to the consolidated financial statements of Copa Holdings, S. A., incorporated by reference in the Annual Report (Form 10-K) of Continental Airlines, Inc. for the year ended December 31, 2005, filed with the Securities and Exchange Commission.
ERNST & YOUNG
Panama City, Republic of Panama
April 6, 2006